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Leo Borchardt

Davis Polk & Wardwell London LLP	020 7418 1300 tel
5 Aldermanbury Square	020 7418 1400 fax
London EC2V 7HR
FOIA Confidential Treatment Request
Pursuant to Rule 83 by Centogene B.V.

October 21, 2019

Re:                             Centogene B.V.

Registration Statement on Form F-1

CIK No. 0001757097

Mr. Jonathan Burr

Ms. Pamela Howell

Ms. Brigitte Lippmann

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Mr. Burr, Ms. Howell and Ms. Lippmann:

This letter is being submitted on behalf of our client, Centogene B.V., a Dutch private company with limited liability (to change its legal form into a Dutch public company with limited liability (naamloze vennootschap) and its corporate name to Centogene N.V. prior to the completion of the Offering (as defined below), the “Company”) to supplementally provide the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with additional information with respect to the above-referenced registration statement (the “Registration Statement”) that was originally confidentially submitted to the Commission on October 31, 2018 and subsequently publicly filed on October 11, 2019, in connection with the initial public offering of the Company’s common shares (the “Offering”).

The response and information below are based on information provided to us by the Company, and the Company has reviewed and confirmed this letter and approved its submission to you. Capitalized terms used but not defined herein are used herein as defined in the Registration Statement.  References to the Company include Centogene AG, which will become the Company’s wholly owned subsidiary upon completion of the corporate reorganization described in the Registration Statement to be completed prior to the closing of the Offering.

[***] Certain confidential information in this letter, marked by bracketed asterisks, has been omitted and filed separately with the Commission.

Davis Polk & Wardwell London LLP is a limited liability partnership formed under the laws of the State of New York, USA, and is authorised and regulated by the Solicitors Regulation Authority with registration number 566321. Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

FOIA Confidential Treatment Request

Pursuant to Rule 83 by Centogene B.V.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and  Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s  reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act.

Preliminary IPO Price Range

The Company advises the Staff that the underwriters in the Offering have indicated to the Company that the anticipated offering price to the public of the Company’s common shares in the Offering is expected to be between approximately €[***] and €[***] per share at October 18, 2019 exchange rates (equivalent to $[***] and $[***] per share). Please note that this indicative price range does not reflect the impact of the ratio for the exchange of shares of Centogene AG for shares of the Centogene B.V. in the corporate reorganization, which will have the effect of a share split. This indicative price range implies a pre-money valuation for the Company of approximately €[***] million to €[***] million at October 18, 2019 exchange rates (equivalent to $[***] million to $[***] million).

The actual price range to be included on the cover of the Company’s preliminary prospectus (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been finally determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change and that the actual price range will be within the range stated above (adjusting for the ratio for the exchange of shares that will be determined in conjunction with the finalizing of the actual price range).

The Company notes that, as is typical in initial public offerings, the indicative price range for the Offering was not derived using a formal determination of fair value, but was determined by negotiation between the Company and its underwriters for the Offering. Among the factors that were considered in setting this range were the Company’s financial condition and prospects and the history of and prospects for its industry, the general condition of the securities markets, the recent market prices of, and the demand for, publicly traded shares of generally comparable companies and preliminary discussions with the underwriters for the Offering regarding potential valuations of the Company.

Estimated Fair Value of Recent Equity Awards

The Company is providing the following supplemental information to the Staff to facilitate its review process.  As of June 30, 2019, the Company had two outstanding equity award programs, a cash-settled virtual share option program established in 2016 (the “2016 Plan”) and a cash-settled virtual share program established in 2017 (the “2017 Plan”).

As of June 30, 2019, there were 802,283 options outstanding under the 2016 Plan, all of which were issued on or prior to January 1, 2017 and as a result are not considered in this letter. However, the valuations performed by the Company in connection with the 2017 Plan were also applied to the 2016 Plan. In addition, as both 2016 Plan and 2017 Plan are cash-settled equity awards, these equity awards are accounted in the financial statements of the Company at each reporting date at the estimated fair value of each equity awards, which is referenced to the estimated fair value of the common share at each reporting date.  Details of the valuations at each reporting date, as well as the valuation method, are discussed in more detail below.   It is also noted that under the 2016 Plan, holders of vested options will receive a direct cash payment from the Company, which payment to such option holders will be reimbursed to the Company by the original shareholders of the Company at the same time as the obligation to pay such option holders arises (these options will be fully cash settled and there will be no shares issued to such holders.)

[***] Certain confidential information in this letter, marked by bracketed asterisks, has been omitted and filed separately with the Commission.

FOIA Confidential Treatment Request

Pursuant to Rule 83 by Centogene B.V.

As of June 30, 2019, there were 16,374 options outstanding under the 2017 Plan, of which 4,318 options were granted prior to January 1, 2018. Since January 1, 2018, the Company has issued the following equity awards to its management board members, executive officers and employees in the form of virtual share options, as indicated:

Date of Grant	Type of Award	Number of Options Subject to Awards Granted	Per Share Exercise or Measurement Price of Award	Estimated Fair Value per Common Share on Grant Date		Estimated Fair Value per Equity Award on Grant Date		Estimated Fair Value per Equity Award on June 30, 2019#
Jan 1, 2018	Virtual share options	5,328	€1.00	€	[***]	€	[***]	€621.4

Dec 28, 2018*	Virtual share options	850	€1.00	€	[***]	€	[***]	€621.4

Jan 1, 2019	Virtual share options	5,878	€1.00	€	[***]	€	[***]	€621.4

Total virtual share options granted since January 1, 2018		12,056

* The [***] options granted on December 28, 2018 vested retrospectively, with [***] options vesting on December 31, 2017 and [***] options vesting on December 31, 2018.

# Most recent financial reporting date of the Company.

The 2017 Plan allows the management board to grant up to 29,560 virtual share options to individual employees in respect of services provided to the Company. The vesting period for all such options is three years commencing on the grant date, with one-third of the granted options vesting at the end of each year from the grant. However, all options will vest upon completion of the Offering and,  in conjunction with the corporate reorganization for the Offering, all such options under the 2017 Plan will be converted into awards exercisable for common shares of Centogene N.V., which awards will be in part determined by the share price of the common shares in the Offering (with a maximum conversion ratio of 1:1).

The Company does not intend to make any new grants under either the 2017 Plan or the 2016 Plan prior to the Offering. Following the Offering, options will be granted under a new long term incentive plan as described in the Registration Statement.

Historical Determination of Estimated Fair Value of Common Shares and the Equity Awards

For an explanation of how the Company determined the estimated fair value of the equity awards underlying its issuances of equity, the Company respectfully refers the Staff to the discussion of its general approach set forth in the Registration Statement in “Note 11. Share-based payments” to the Company’s unaudited interim condensed consolidated financial statements as of December 31, 2018 and June 30, 2019 and for the six-month periods ended June 30, 2018 and 2019, as well as in “Note 19. Share-based payments” to the Company’s audited consolidated financial statements as of December 31, 2017 and 2018 and for the three years ended December 31, 2018.

The estimated fair value of the equity awards were determined by the Company as of the date of each option grant. In addition, due to the nature of the equity awards as cash-settled, the equity awards were accounted for in the financial statements at fair value, which were determined by the Company at each financial reporting date, which is December 31.  In addition, the fair value of the equity awards were also estimated for June 30, 2018 and 2019 in relation to the unaudited interim

[***] Certain confidential information in this letter, marked by bracketed asterisks, has been omitted and filed separately with the Commission.

FOIA Confidential Treatment Request

Pursuant to Rule 83 by Centogene B.V.

condensed consolidated financial statements as of December 31, 2018 and June 30, 2019 and for the six-month periods ended June 30, 2018 and 2019.

As there has been no public market for the Company’s common shares to date, the estimated fair value of the equity awards as of each date was determined using a hybrid method which considers the fair value of the Company’s common shares based on the enterprise value of the Company, determined by discounting the future cash flows to be generated by the Company, and using the Black-Scholes option pricing model, which includes various subjective assumptions including (a) the expected volatility of the Company’s shares, (b) the risk-free interest rate, (c) expected dividends, (d) the expected term of the equity award and (e) a discount for lack of marketability.

The following table summarizes the estimated fair values of the common shares and equity awards issued under the 2017 Plan as of each financial reporting date in the relevant period:

	December 31, 2017		June 30, 2018		December 31, 2018		June 30, 2019
Estimated Fair Value per Common Share	€	[***]	€	[***]	€	[***]	€	[***]
Estimated Fair Value per Equity Award	€	[***]	€	[***]		€540.3		€621.4

The following table summarizes the Company’s assumptions when determining the enterprise value of the Company as of each financial reporting date in the relevant period:

	December 31, 2017	June 30, 2018	December 31, 2018	June 30, 2019
Discount rate (%)	15.0	15.0	15.0	15.0
Terminal value growth rate (%)	2.0	2.0	2.0	2.0

The cash flow projections include specific estimates for ten years and a terminal growth rate thereafter.

The discount rates were post-tax measures estimated based on the weighted average cost of capital, which is calculated by weighting the required returns on interest-bearing debt and common equity capital in proportion to their estimated percentage in the target capital structure. The assumptions included in such estimates relate to the market risk premium, the country risk premium and the small stock premium, which were based on research performed by a third party valuation firm, as well as the applicable risk profile (as measured by the equity beta) which was prepared with reference to a group of publicly traded so-called peer companies that the Company considers broadly comparable to itself.

The following table summarizes the Company’s assumptions using the Black-Scholes option pricing model:

	December 31, 2017	June 30, 2018	December 31, 2018	June 30, 2019
Volatility (%)	60	60	70	60
Risk-free interest rate (%)	(0.7)	(0.7)	(0.8)	(0.7)
Dividend yield (%)	0	0	0	0
Option term (years)	1.8	0.69	0.4	0.13

As there has been no public market for the Company’s common shares to date and a lack of company-specific historical and implied volatility data, the Company has based its estimate of expected volatility on the volatility of a group of publicly traded companies that it considers broadly comparable to itself and has employed in its analysis the mean expected volatility that was derived from publicly available data. The Company plans to continue to apply this methodology until a

[***] Certain confidential information in this letter, marked by bracketed asterisks, has been omitted and filed separately with the Commission.

FOIA Confidential Treatment Request

Pursuant to Rule 83 by Centogene B.V.

sufficient amount of historical information regarding the volatility of its share price as a public company becomes available.

The Company’s inputs for risk-free interest rates for periods within the expected life of the options were based on the Euro-denominated German Sovereign Strips as of the respective share option grant dates.

The Company utilized a dividend yield of zero based on the fact that it has never paid cash dividends and has no current intention to pay cash dividends.

The Company estimated the expected life of its equity awards based on the expiration dates of the equity awards and on the assumption that the expected life equals the vesting term, which takes into consideration that granted equity awards under the 2017 Plan will contractually vest pursuant to an acceleration clause upon an initial public offering, which the Company anticipates will occur on a shorter timescale than the contractual three year vesting term under the 2017 Plan.

The Company has also hired Duff & Phelps, LLC, a third party valuation firm, to derive the estimated fair value of the Company’s shares and the equity awards as of their respective grant dates, as well as upon each financial reporting date contemporaneously with the Company’s periodic valuations (collectively, the “Valuations”). The fair value of the equity awards has been estimated by Duff & Phelps, LLC based on the hybrid method discussed above, which considers the enterprise value of the Company and uses the Black-Scholes option pricing model, while other parameters such as expected volatility, beta and target capital structure for the weighted average cost of capital were estimated with reference to a set of peer companies which conducted an initial public offering within the last six years.

Estimated Fair Value of Common Shares and the Equity Awards

Based on the method described above for determining estimated fair values of the Company’s shares and the equity awards, taking into account the additional qualitative factors considered by the Company and the Valuations described above, the Company determined that at January 1, 2018, December 28, 2018 and January 1, 2019, the estimated fair value per common share was €[***], €[***]  and €[***], respectively, and the estimated fair value per equity award was €[***], €540.3 and €[***], respectively, which aligns with the estimated fair values of its common shares and equity awards indicated as of such dates in the Valuations. In addition, the third party valuation report dated October 9, 2019 included a Valuation of the Company’s common shares of €[***] per share and equity awards of €621.4 per award as of June 30, 2019, which Valuation is within the anticipated offering price range to the public of the Company’s common shares in the Offering.

The Company believes that the differences in value reflected between the estimated price range for the Offering and the estimated fair value per share for each of the periods set forth in the table above under “Historical Determination of Estimated Fair Value of Common Shares and the Equity Awards” were primarily the result of the following factors and circumstances:

•                  The Company has taken into account various factors related to the development of its business when determining the historical value of its shares, including the following business developments:

•                  For the year ended December 31, 2017, the Company commercialized a number of enzymatic assay biomarkers, which commercialization was an important step in the expansion of its pharmaceutical segment business and the entry into new partnerships thereunder, including partnerships with the Parkinson’s Institute and Clinical Center in January 2017.

•                  For the year ended December 31, 2018, the Company successfully commercialized additional new biomarkers, as well as commercialized further new pharmaceutical solutions across different stages of its pharmaceutical partner’s drug development

[***] Certain confidential information in this letter, marked by bracketed asterisks, has been omitted and filed separately with the Commission.

FOIA Confidential Treatment Request

Pursuant to Rule 83 by Centogene B.V.

process (such as drug discovery, pre-clinical and clinical development) and increased the number of its pharmaceutical partners from 19 in 2017 to over 25 in 2018. For example, the Company entered into collaborations with two new pharmaceutical partners in March 2018 and May 2018, respectively. More importantly, the Company also entered into new collaborations with Evotec International GmbH (“Evotec”) and Denali Therapeutics Inc. (“Denali”) in July 2018 and September 2018, respectively, under which aggregate upfront fees of €4,000 thousand were received and recognized as revenues in 2018, representing the transfer and licensing of certain intellectual property. In addition, both the Evotec and Denali contracts included additional milestones based on the commercial success of the collaborations. The Company also signed contracts with four new pharmaceutical partners in the fourth quarter of 2018. These new collaborations and partnerships, together with the growth in volume of the Company’s diagnostic segment services, contributed to the growth of revenues of more than 25% for the year ended December 31, 2018 as compared to the year ended December 31, 2017, resulting in the significant increase in the enterprise value of the Company and therefore the estimated fair values of the Company’s common shares and equity awards for the same period.

•                  For the six months ended June 30, 2019, the Company continued to grow its revenues as compared to the six months ended June 30, 2018, with 38.7% growth in revenues from the pharmaceutical segment and 23.1% growth in revenues from the diagnostics segment. The Company also entered into over 10 new collaborations with existing and new pharmaceutical partners during the period, among which, according to the terms of two collaborations with an existing pharmaceutical partner, upfront fees of €430 thousand were recognized as revenue. This growth and the entry into such further agreements contributed to the increase in estimated business enterprise value as of June 30, 2019 as compared to December 31, 2018.

•                  In addition, on June 9, 2017, the Company completed a private financing through the issuance of 31,390 Series A preferred shares at a price of €[***] per share, with a nominal value of €1.00 per share (the “June 2017 Financing”). This financing was executed pursuant to an investment and shareholders agreement with certain investors, including existing shareholders of the Company, dated June 9, 2017 (the “Investment Agreement”). On May 22, 2018, pursuant to the Investment Agreement the Company issued an additional 34,010 Series A preferred shares to certain shareholders at a price of €[***] per share, with a nominal value of €1 per share (the “May 2018 Financing”).  The May 2018 Financing included [***] Series A preferred shares issued at a price that corresponded to the June 2017 Financing, given the Company did not meet the financial performance indicators as provided in the Investment Agreement. Considering the total Series A preferred shares issued in the June 2017 Financing and the May 2018 Financing and the proceeds received, the value of each Series A preferred share was €[***] per preferred share, which aligns with the estimated value of each common share as evidenced by a valuation performed by Duff & Phelps, LLC (using the discounted cashflow method discussed above) as of March 31, 2018 of €[***] per share. On November 7, 2018, a further private financing was completed between the Company and certain existing shareholders under an extension investment agreement to the Investment Agreement, dated October 1, 2018 (the “Extension Agreement”), pursuant to which, 26,162 Series A preferred shares were issued at price of €[***] per share, with a nominal value of €1 per share (the “October 2018 Financing”), the same price as in the previous issuances.

The difference in value between the Company’s common shares and the Series A preferred shares issued in the June 2017 Financing, the May 2018 Financing and the October 2018 Financing was primarily due to the terms of the Investment Agreement and Extension Agreement which dictated a price for the preferred shares in the above respective financings based on the valuation of the Company at the time of the discussion of financials

[***] Certain confidential information in this letter, marked by bracketed asterisks, has been omitted and filed separately with the Commission.

FOIA Confidential Treatment Request

Pursuant to Rule 83 by Centogene B.V.

in June 2017 and December 2017. Therefore, in particular, the value per preferred share reflected in the May 2018 Financing and October 2018 Financing was determined independently of the business developments in 2018 as discussed above.

It is also noted that there are various rights and liquidation preferences associated with the Series A preferred shares, which include certain tag-along rights, drag-along rights, demand rights, rights of first offer and rights of first refusal.  At the time of the Offering, the liquidation preference as provided for in the Investment Agreement and Extension Agreement will be exercised by way of transfer of common shares from the existing common shareholders to the preferred shareholders (without additional issuance of shares to preferred shareholders or cash payment), while the preferred shares will be converted to common shares at a ratio of 1:1. Both the Investment Agreement and the Extension Agreement will terminate as a result of the corporate reorganization described in the Registration Statement.

•                  Furthermore, the Company engaged underwriters in August 2018 in connection with the Offering and submitted a confidential draft registration statement to the Commission on October 31, 2018 and an amended confidential draft registration statement on December 18, 2018.  Thereafter, the Company commenced testing-the-waters meetings with potential investors in which the Company received favorable feedback and as a result of which the Company elected to continue to pursue the Offering. The Company submitted a second amended confidential draft registration statement to the Commission on March 28, 2019. On October 11, 2019, the Company publicly filed the Registration Statement with the Commission to position itself for the anticipated launch of the Offering.

The Offering is expected to create liquidity, and the estimated price range assumes that an initial public offering has occurred, a public market for the Company’s common shares has been created and the Company’s preferred shares have converted into common shares in connection with the offering. The estimated price range excludes any marketability for the Company’s common shares. The Company expects to accrue significant benefits as a result of becoming publicly traded through the Offering, including (i) a substantial increase in the Company’s cash position after receiving the net proceeds from the IPO, (ii) an improved ability to raise equity and debt capital going forward, including from the public equity and debt markets, and at a lower expected cost of capital and with reduced borrowing costs, and (iii) the expected increased attractiveness of the Company’s equity as a currency to raise capital, compensate employees and complete strategic transactions.

•                  The Company entered into the June 2017 Financing, the May 2018 Financing and the October 2018 Financing and issued Series A preferred shares in connection therewith. The Company’s currently outstanding preferred shares have economic rights and preferences superior to the Company’s common shares, and in particular, a liquidation preference. The estimated price range assumes the exchange of the Company’s preferred shares for common shares in the corporate reorganization and the corresponding elimination of such superior economic rights and preferences.

•                  The estimated price range for the Offering is based only upon a scenario in which the Company completes the Offering and is not probability weighted, in contrast to the Company’s prior valuations of the Company’s common shares in connection with its option grants, which considered multiple potential outcomes, thus resulting in a lower value of the Company’s common shares than the estimated price range for the Offering.

•                  As is the case for the biotechnology industry, where the value of companies oftentimes depends on their ability or perceived ability to execute on their business plans rather than quantitative results of operations, the Company believes that the price that investors are willing to pay for the Company’s common shares in the Offering may take into account other factors that have not been expressly considered in the Company’s prior valuations but are significant to investors in their own subjective and qualitative assessment of the Company.

[***] Certain confidential information in this letter, marked by bracketed asterisks, has been omitted and filed separately with the Commission.

FOIA Confidential Treatment Request

Pursuant to Rule 83 by Centogene B.V.

The Company respectfully requests that the Staff return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. For the convenience of the Staff, we have provided a self-addressed stamped envelope for this purpose. We respectfully reserve the right to request that this letter be returned to us at an earlier date.

Please do not hesitate to contact me at +44 20 7418 1334 or leo.borchardt@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Leo Borchardt
Leo Borchardt

cc:	Via E-mail
Arndt Rolfs, Chief Executive Officer
Richard Stoffelen, Chief Financial Officer
Centogene B.V.

[***] Certain confidential information in this letter, marked by bracketed asterisks, has been omitted and filed separately with the Commission.